Exhibit 99.2
Sovello AG,
Bitterfeld-Wolfen
IFRS Financial Statements
as at December 31, 2008
Translation; the German version prevails

Sovello AG
Income Statement for the years ended December 31,

	Notes	2008	2007
(In thousands of EUR)		(unaudited)	(unaudited)
Revenues	2.1.	219,296	138,974
Change in inventories of finished goods and work in progress		3,952	4,820
Own work capitalized	2.2.	334	2,355
Other operating income	2.3.	10,754	4,859
Cost of materials and services	2.4.	-110,008	-77,179
Personnel expenses	2.5.	-37,835	-25,511
Amortization, depreciation and impairment of intangible assets and property, plant and equipment	2.6.	-22,377	-11,417
Other operating expenses	2.7.	-31,440	-25,472
Profit from operating activities		32,676	11,429

Interest and similar income	2.8.	867	770
Interest and similar expense	2.8.	-11,794	-6,663
Profit before tax		21,749	5,536

Income tax expense	2.10.	-4,365	-1,238
Profit after tax		17,384	4,298

The accompanying notes are an integral part of these financial statements
Annex 1.1

Sovello AG
Balance Sheet

	Notes	Dec 31, 2008	Dec 31, 2007
(In thousands of EUR)		(unaudited)	(unaudited)
ASSETS
Non-current assets
Intangible assets	3.1.	2,078	1,226
Property, plant and equipment	3.2.	258,716	177,230
Advance payments	3.5.	32,317	61,327
Deferred tax assets	3.3.	264	602
Total		293,375	240,385

Current assets
Inventories	3.4.	32,219	22,094
Advance payments	3.5.	24,564	2,644
Trade receivables	3.6.	48,857	48,467
Other financial assets	3.7.	2,686	6
Other assets	3.8.	53,919	29,020
Cash and cash equivalents	3.9.	11,525	37,563
Total		173,770	139,794

Total assets		467,145	380,179

EQUITY AND LIABILITIES
Equity
Share capital		480	480
Capital reserve		90,627	90,627
Revenue reserves		48	0
Accumulated other comprehensive income		-883	-127
Retained earnings		17,524	188
Total	3.10.	107,796	91,168

Non-current liabilities
Borrowings	3.11.	175,477	142,240
Deferred federal and state investment grants	3.13.	45,371	43,789
Other provisions	3.14.	1,224	1,540
Deferred tax liabilities	3.3.	606	0
Other financial liabilities	3.15.	1,147	165
Other liabilities	3.17.	77	12
Total		223,902	187,746

Current liabilities
Borrowings	3.11.	83,575	57,276
Trade payables	3.12.	34,030	29,099
Deferred federal and state investment grants	3.13.	8,087	7,023
Other provisions	3.14.	1,908	3,070
Current income tax liabilities	3.16.	3,603	612
Other liabilities	3.17.	4,244	4,185
Total		135,447	101,265

Total liabilities		359,349	289,011

Total equity and liabilities		467,145	380,179

The accompanying notes are an integral part of these financial statements
Annex 1.2

Sovello AG
Statement of Changes in Equity for the years ended December 31, 2008 and 2007

					Accumulated
					other compre-
					hensive income
					Change in market
		Share	Capital	Revenue	value of hedging	Retained	Total
(In thousands of EUR)	Notes	capital	reserve	reserves	instruments	earnings	equity
Changes in 2007 (unaudited)

Balance at January 1, 2007		480	71,058	0	0	-4,110	67,428
Net profit for the year		0	0	0	0	4,298	4,298
Change in market value of hedging instruments (less deferred tax)		0	0	0	-127	0	-127
Shareholders’ payments into capital reserves		0	19,569	0	0	0	19,569
Balance at December 31, 2007		480	90,627	0	-127	188	91,168

Changes in 2008 (unaudited)

Balance as at January 31, 2008		480	90,627	0	-127	188	91,168
Net profit for the year		0	0	0	0	17,384	17,384
Transfer to the statutory reserve in accordance with section 150 German Stock Corporation Act		0	0	48	0	-48	0
Change in market value of hedging instruments (less deferred tax)		0	0	0	-756	0	-756
Balance at December 31, 2008	3.10.	480	90,627	48	-883	17,524	107,796

The accompanying notes are an integral part of these financial statements
Annex 1.3

Sovello AG
Cash Flow Statement for the years ended December 31,

		2008	2007
(In thousands of EUR)	Notes	(unaudited)	(unaudited)
Profit before tax		21,749	5,536
Net interest expense	2.8.	10,927	5,893
Amortization, depreciation and impairment of intangible assets and property, plant and equipment	2.6.	22,377	11,417
Amortization of deferred federal and state investment grants	2.3.	-6,564	-4,150
Change in other provisions	3.14.	-1,478	4,053
Other non-cash income and expenses		1,115	330
Change in inventories, trade receivables and other assets		-38,085	-63,197
Change in trade payables and other liabilities		2,347	34,099
Interest received		867	770
Income taxes paid		-157	-214

Net cash provided by/used in operating activities	4.1.	13,098	-5,463

Payments for investments in property, plant and equipment and intangible assets (excluding borrowing costs capitalized)	3.1., 3.2.	-90,258	-82,933
Proceeds from federal and state investment grants		0	13,903
Advance payments made	3.5.	-2,000	-63,971
Repayments of advance payments	3.5.	9,090	0

Net cash used in investing activities	4.1.	-83,168	-133,001

Shareholders’ payments into equity	3.10.	0	19,825
Proceeds from borrowings	3.11.	87,822	207,500
Repayments of borrowings	3.11.	-30,000	-83,029
Loan financing costs paid		-724	-1,431
Interest paid		-13,293	-11,011

Net cash from financing activities	4.1.	43,805	131,854

Net change in cash and cash equivalents		-26,265	-6,610
Effect of exchange rate changes on cash and cash equivalents		227	-330
Cash and cash equivalents at beginning of period		37,563	44,503
Cash and cash equivalents at end of period	3.9.	11,525	37,563

The accompanying notes are an integral part of these financial statements
Annex 1.4

Notes to the financial statements
Sovello AG (formerly EverQ GmbH), Bitterfeld-Wolfen
1 Summary of accounting policies
1.1. Basis of preparation
The annual financial statements of Sovello AG (“Sovello” or “the Company”) were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), in effect at the reporting date, applying the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the former Standing Interpretations Committee (SIC). These annual financial statements were prepared on a voluntary basis. References to the IFRSs in these Notes are to be understood as references to the IFRSs and the International Accounting Standards (IASs) still in effect. The comparative figures were determined in accordance with the Standards in effect at December 31, 2007, and the transitional rules of the Standards published later but applicable retroactively.
The comparative figures are those of EverQ GmbH, which was reorganized as the stock corporation Sovello AG under section 190ff of the German Company Transformation Act (Umwandlungsgesetz) pursuant to a resolution of November 10, 2008. Further information will be found in Notes 3.10. Equity and 4.10. Other disclosures on the Company.
The following Standards and Interpretations were required to be applied by Sovello for the first time in 2008:

Amendments to IAS 39 and IFRS 7	Reclassification of Financial Instruments
IFRIC 11	IFRS 2 — Group and Treasury Share Transactions
IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.
The initial application of the above had no material effect on the annual financial statements with regard to the Company’s financial position, cash flows and liquidity or results of operations.
The following Standards and Interpretations, which had been approved by the IASB or IFRIC at the reporting date, were not required to be applied in 2008:

Amendment to IFRS 2 (2008)	Share-based Payment: Vesting Conditions and Cancellations
IFRS 3 (Revised 2008)	Business Combinations
IFRS 8	Operating Segments
Amendments to IAS 1 (2007)	Presentation of Financial Statements: A Revised Presentation
Amendment to IAS 23	Borrowing Costs
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Amendments to IAS 27 (2008)	Consolidated and Separate Financial Statements
Amendments to IAS 32 und IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation
Amendments to IFRS 1 und IAS 27	Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate
Amendment to IAS 39	Financial Instruments: Recognition and Measurement: Eligible Hedged Items
Amendment to IAS 39	Reclassification of Financial Assets: Effective Date and Transition
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distributions of Non-Cash Assets to Owners.
The amendments made under the IASB’s Annual Improvement Project 2007 are similarly not required to be applied in 2008.
The Management Board believes that the initial application of the above will have no material effect on the Company’s financial position, cash flows and liquidity or results of operations. Initial application of the revised IAS 1 will result in a modified presentation of, in particular, the income statement and statement of changes in equity.
The annual financial statements are prepared in euros (EUR). All amounts are stated in thousands of euros (EUR’000) where not otherwise indicated. Amounts are rounded according to commercial practice. Additions or other calculations may contain rounding differences.
The Company’s financial year is the calendar year.
The annual financial statements have been prepared on the basis of the recognition of the assets and liabilities at amortized cost, except for derivative financial instruments, which are recognized at fair value at the reporting date.
In the balance sheet, assets and liabilities are classified according to maturity. Assets and liabilities that are expected to be sold, used in the normal course of business or settled within twelve months are classified as current. Liabilities are treated as current if they are required to be settled within twelve months from the reporting date. The income statement is presented using the nature of expense method.
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1.2. Accounting policies
1.2.1. Revenue recognition
Revenue from sales is recognized when the goods have been delivered or the services provided and risk has transferred to the customer, the amount of revenue can be reliably measured and it can be assumed that the receivable will be collectible. Depending on the respective incoterms, this is usually the case, when goods are leaving Sovello’s premises. Sales made by the shareholder Evergreen Solar Inc., Marlboro, USA (Evergreen), based on the sales agreement last amended in 2008, are realized when goods are leaving Sovello’s premises. Physical delivery is usually made directly to Evergreen’s customers and the prices are determined between Sovello and Evergreen depending on Evergreen’s customer prices.
Sales reductions such as trade discounts, rebates and cash discounts allowed are recorded as reductions of revenue.
1.2.2. Interest income and expense
Interest income and expenses are recognized using the effective interest method, normally in the period in which they are incurred. Borrowing costs for qualifying assets are capitalized as part of the cost of the assets under IAS 23, based on the average interest rate for the financing.
1.2.3. Intangible assets
Intangible assets consist primarily of purchased software. This is recognized initially at cost, including incidental costs of acquisition, when the software is purchased, and subsequently at cost less accumulated amortization and any impairment losses, in accordance with IAS 38.
Software is amortized by the straight-line method over periods of three or five years.
1.2.4. Property, plant and equipment
Property, plant and equipment is measured at acquisition cost less systematic depreciation and any impairment losses, in accordance with IAS 16. Acquisition cost comprises the purchase price and directly attributable incidental costs of acquisition incurred in bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Trade discounts, rebates and cash discounts received are deducted from the purchase price. Borrowing costs are capitalized as part of the cost of the assets.
Subsequent expenditure for a capitalized item of property, plant and equipment is recognized in the carrying amount of the asset or capitalized as a separate asset if it is probable that future economic benefits will flow to the Company and the expenditure for the assets can be reliably measured. All other subsequent expenditures are
Annex 1.5 / 3

recognized as expenses in the period in which they are incurred. Subsequent capitalizable expenditures which exceed the recoverable amount of the relevant asset are recognized immediately in profit or loss.
Items of property, plant and equipment are depreciated by the straight-line method over their economic useful lives. The useful lives assumed are as follows:

(In Years)	Useful life

Buildings	33
Plant and machinery	7
Other installations; factory and office equipment	3-7
The depreciation plans are unchanged from the previous year.
1.2.5. Impairment and reversals of impairment losses
Items of property, plant and equipment and intangible assets are tested for impairment under IAS 36 if there is any indication that their carrying amount may not be recoverable. An impairment loss is recognized in the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the expected value in use.
At each reporting date the Company assesses whether the reasons for the recognition of an impairment loss in a prior period still exist. An impairment loss must be reversed if the recoverable amount of an asset or group of assets has increased. The increased carrying amount of the asset shall not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized for the asset in prior periods. After a reversal of an impairment loss is recognized, the depreciation charge for the asset is adjusted to allocate its revised carrying amount on a systematic basis over its remaining useful life.
1.2.6. Income taxes
Current income taxes owed by the Company are recognized when incurred, in accordance with IAS 12.
Deferred taxes are determined in accordance with IAS 12 by the balance sheet liability method. Deferred taxes are recognized for all temporary differences between the tax base of an asset or liability and its carrying amount in the IFRS balance sheet. Also, deferred taxes are recognized on tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the tax losses can be utilized or will exist when the differences reverse, and sufficiently reliable information is available with regard to the future development of the business. Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority. Deferred taxes are measured using the tax rates that are expected to
Annex 1.5 / 4

apply to the period when the temporary differences reverse, based on the tax rates and tax laws that have been enacted or substantively enacted by the reporting date. Deferred taxes were calculated using a rate of 23%, as in 2007.
1.2.7. Inventories
Inventories falling under IAS 2 comprise raw materials, consumables and supplies, finished goods and work in progress.
Raw materials, consumables and supplies are measured at moving-average cost after deducting trade discounts, rebates and cash discounts received.
Finished goods and work in progress are recognized at the costs of conversion. These comprise direct materials and labor costs and materials and production overheads and production-related depreciation. Administrative expenses are included to the extent attributable to the production.
Subsequent measurement is at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the end product less estimated costs of completion and estimated costs necessary to make the sale.
1.2.8. Advance payments
Advance payments comprise advance payments on inventories. Impairment testing consists in assessing whether these payments can be expected to be covered in future periods by the prices at which the end products are sold.
1.2.9. Financial instruments
1.2.9.1. Overview
The Company holds financial instruments falling under IAS 32 and IAS 39 in the form of cash and cash equivalents, trade receivables, other financial assets, financial liabilities and loans, and also derivative financial instruments in the form of interest rate swaps and forward exchange contracts. The interest rate swaps satisfy the conditions for the use of hedge accounting, whereas the forward exchange contracts do not. Sales and purchases of financial instruments are recognized on the trade date, i.e. on the date on which the Company has undertaken to buy or sell an asset or enter into a liability.
A financial asset or financial liability is recognized initially at fair value plus, in the case of a financial asset or financial liability not classified at fair value through profit or loss, directly attributable transaction costs. Subsequent measurement is at fair value or amortized cost using the effective interest method.
Fair value corresponds to the market or stock exchange value, where available. Market or stock exchange prices can be identified particularly for derivatives.
Annex 1.5 / 5

Amortized cost of current receivables and payables corresponds to the nominal amount or the amount repayable.
The Company derecognizes financial assets as soon as the contractual rights to the cash flows from the financial assets expire or the Company transfers these rights to a third party and the transfer qualifies for derecognition.
Financial liabilities are derecognized when they are extinguished, i.e. when the contractual obligations are discharged, cancelled or have expired or when conditions for derecognition under IAS 39 are satisfied.
The Company has not so far availed itself of the possibility to designate financial assets or liabilities as at fair value through profit or loss.
1.2.9.2. Trade receivables and other financial assets
Receivables and other financial assets are measured on initial recognition at fair value, which normally corresponds to cost. Subsequent measurement is at amortized cost.
An impairment loss is recognized if there is any objective evidence that the receivable may not be collectible. The amount of the impairment loss is measured as the difference between the carrying amount and the lower present value of the payments expected to be received.
1.2.9.3. Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and cash in banks with original maturities of less than three months.
Cash on hand and in banks is carried at nominal amount. Balances denominated in a foreign currency are translated at the year-end exchange rate.
1.2.9.4. Financial liabilities
Financial liabilities are measured on initial recognition at fair value less directly attributable transaction costs. Subsequent recognition is at amortized cost using the effective interest method.
1.2.9.5. Derivative financial instruments and hedging
The derivative financial instruments employed by the Company and held at the reporting date are interest rate swaps and forward exchange contracts. The interest rate swaps serve to hedge the risk associated with variable interest payments on loans. The forward exchange contracts serve to economically hedge the risk associated
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with fluctuations in the exchange rate for the US dollar in connection with the export of products into the US dollar area and the procurement of certain raw and other materials on a US dollar basis.
The financial derivatives are recognized on initial recognition and subsequently at fair value, at which they are reported under other financial assets or other financial liabilities. Fair values are determined using generally accepted pricing models based on discounted cash flow analysis and current market parameters. Classification as current or non-current is based on the residual maturity of the underlying transaction.
The Company accounts for interest rate swaps in accordance with the hedge accounting rules of IAS 39 for cash flow hedges.
At the inception of the hedge, the hedging relationship between the hedged item and the hedge, and the risk management objective and strategy for undertaking the hedge, are described and documented. In addition to this, at the commencement of and subsequently during the hedging relationship period, the effectiveness of the hedge in achieving offsetting changes in cash flows attributable to the hedged item is documented on a regular basis. Prospective effectiveness is measured using the critical terms match method, retrospective effectiveness usually using the hypothetical derivatives method.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in equity, after the effect of deferred tax. Any ineffectiveness is recognized immediately in profit or loss, under interest income or expense.
Amounts recognized in equity are removed from equity and recognized in the income statement in the same period or periods during which the hedged transaction affects the income statement, and in the same line as the hedged transaction.
The forward exchange contracts do not meet IAS 39 criteria for hedge accounting. Changes in fair value are therefore recognized in profit or loss.
1.2.10. Government grants
The Company receives government financial assistance for its investment projects in the form of federal (tax-free) and state (taxable) investment grants. Amounts received or receivable are recognized initially as deferred income in accordance with IAS 20 and reported in the balance sheet as Deferred federal and state investment grants. Grants are transferred to the income statement over the period of use of the assets for which they were received. The amounts recognized as income are reported under Other operating income.
Grants are recorded as receivable as soon as the funds flow to the Company or there is reasonable assurance that they will do so.
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1.2.11. Other provisions
Provisions are recognized, in accordance with IAS 37, when the Company has a present obligation to a third party as a result of a past event, the settlement of which is expected to result in a probable outflow of resources, and it is uncertain what exact amount will be involved and/or when the Company will be required to settle the obligation.
Provisions are measured at the amounts required to cover all identifiable obligations and risks.
Non-current provisions are measured at the amounts expected to be required to settle the obligations and, where the effect of the time value of money is material, are disclosed at present value at the reporting date. The discount rates used are based on market interest rates. In determining the amounts expected to be required to settle obligations reasonable allowance is made for expected developments in costs.
1.2.12. Other assets and liabilities
Other assets and liabilities are measured at amortized cost. Any specific risks of loss are recognized by setting up appropriate individual valuation allowances.
1.2.13. Management estimates and judgments
In connection with the preparation of financial statements, management is regularly called upon to exercise judgement and make estimates and assessments. Estimates are based on past experience and other knowledge of the transactions to be reported. Subsequent, actual amounts may differ from those based on estimates and assumptions. Estimates, and the assumptions on which they are based, are therefore regularly reviewed and their possible impact on the financial statements assessed.
These judgement decisions and estimates may concern the recognition and measurement of provisions for product warranty costs, the determination of useful lives of intangible assets and items of property, plant and equipment and the assessment of the possible impairment of deferred tax assets relating to tax losses.
All assumptions and estimates are based on conditions existing and assessments made as of the reporting date. Subsequent developments not reflected in the estimates and differing from the assumptions made may result in differences between actual amounts and estimates. In such cases, the assumptions, and where necessary the carrying amounts of the assets and liabilities involved, are adjusted accordingly.
At the time of preparing the annual financial statements it is not anticipated that there will be any material changes to the underlying assumptions and estimates. At present, therefore, no material adjustments to the carrying amounts of the reported assets and liabilities are expected in 2009.
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1.2.14. Segment reporting
A business segment, according to IAS 14, is a distinguishable component of an enterprise that is engaged in providing products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of an enterprise that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.
Sovello’s business activities are concentrated on the manufacture and sale of a single product (solar modules) at a single location (Bitterfeld-Wolfen). Within these activities there are no distinguishable enterprise components or economic environments subject to differing risks and returns. As Sovello thus has no identifiable segments, no segment reporting is required.
Annex 1.5 / 9

2	Notes to the Income Statement

2.1.	Revenues

(In thousands of EUR)	2008	2007
Solar modules	212,831	135,319
Off-spec cells and silicon waste	6,465	3,655

Total	219,296	138,974

Almost all of the solar modules are sold through the Company’s shareholder Evergreen Solar Inc., Marlboro, USA (“Evergreen”), under the distribution agreement entered into in 2006 and revised in 2008. The significant growth in revenue occurred because production line 2, which had gone onstream in the second half of 2007, was in operation throughout 2008.
The sale of cell and silicon waste refers to the waste and breakages associated with the production processes which cannot be used for making modules for technical reasons or because of substandard quality.
The following is an analysis of revenue by geographical market:

	2008		2007
	EUR’000%		EUR’000%
Germany	93,579	42.7	70,997	51.1
Rest of Europe	46,536	21.2	20,217	14.5
USA	77,977	35.6	45,903	33.0
Asia	282	0.1	1,773	1.3
Rest of world	922	0.4	84	0.1

Total	219,296	100	138,974	100

2.2.	Own work capitalized
Own work capitalized consists principally of materials costs and personnel expenses incurred during the process of commissioning new production lines.
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2.3.	Other operating income
Other operating income is made up of the following:

(In thousands of EUR)	2008	2007
Amortization of deferred federal and state investment grants	6,564	4,150
Effect of exchange rate changes	3,302	0
Recycling of scrap	359	0
Reversal of accrued personnel-related expenses	299	0
Refunds of customs and energy tax	35	0
Grants related to personnel expenses	2	520
Other	193	189

Total	10,754	4,859

Amortization of deferred investment grants consists of EUR 3,450 (2007 EUR 2,244) thousand of the tax-free federal grant and EUR 3,114 (2007 EUR 1,906) thousand of taxable state grants. The amount amortized in 2008 includes a non-systematic transfer to the income statement of EUR 48 thousand made because of the impairment of the relevant assets resulting from the closure of parts of the plant.
The effect of exchange rate changes includes a gain of EUR 2,601 thousand resulting from the measurement at market value of the forward exchange contracts at December 31, 2008.
Miscellaneous other income includes income from the disposal of waste and from the charging out of costs.
2.4.	Cost of materials and services

(In thousands of EUR)	2008	2007
Raw materials, consumables and supplies	-99,154	-68,923
Purchased services	-10,854	-8,256

Total	-110,008	-77,179

The cost of raw materials, consumables and supplies consists principally of the cost of the silicon and chemicals used and other materials required for the module production.
In per cent of revenue plus inventory change, materials costs fell by 4.4 percentage points in 2008, from 53.7% to 49.3%. The increase in the production volume and the ongoing optimization of the production processes enabled opportunities for cost savings to be identified and utilized.
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2.5.	Personnel expenses

(In thousands of EUR)	2008	2007
Wages and salaries	-31,995	-21,608
Social security expenses	-5,840	-3,903

Total	-37,835	-25,511

The rise in personnel expenses in 2008 reflects the increase in the average number of employees resulting from the expansion of production capacity at the Company’s base in Bitterfeld-Wolfen in 2007. The average number of employees rose from 826 in 2007 to 1,087 in 2008.
2.6.	Amortization, depreciation and impairment of intangible assets and property, plant and equipment
The amortization and depreciation charge reflects the systematic diminution in value of the intangible assets and items of property, plant and equipment. Impairment losses of EUR 127 thousand on items of plant and machinery, and other installations, other factory and office equipment needed to be recognized in 2008. Details of the individual amortization and depreciation charges are given in the schedules presented in Notes 3.1. and 3.2. below.
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2.7.	Other operating expenses
Other operating expenses consist of:

(In thousands of EUR)	2008	2007
Royalties	-7,711	-5,926
Selling expenses	-5,327	-3,493
Repair and maintenance	-4,430	-1,462
Legal and consultancy expenses	-3,424	-1,078
Occupancy costs and other office expenses	-2,721	-2,009
Other personnel-related costs	-1,937	-1,099
Effect of exchange rate changes	-1,207	-2,470
Other services	-1,042	-1,481
Research and development	-816	-489
Travel expense	-811	-490
Insurance	-636	-535
Training and education	-537	-370
Other administrative expenses	-444	-305
Product warranty	-9	-4,167
Other	-388	-98

Total	-31,440	-25,472

The royalties are those paid to shareholder Evergreen for use of the String Ribbon™ technology. Evergreen has granted the Company the contractual right to use newly developed technologies. The consideration consists in a sliding-scale royalty based on accumulated sales revenues. Distribution expenses, Other services and Research and development include further payments to the shareholders under the existing distribution agreement and other agreements on the transfer of rights and licenses. More information on this subject will be found in Note 4.3. Related party disclosures.
In 2008 both production lines underwent their first scheduled annual servicing, which involved temporary production stoppages. This servicing resulted in an increase in repair and maintenance expense.
Legal and consultancy expenses include in 2008 amongst other items expenses incurred in connection with the reorganization of the Company as a stock corporation and its renaming, the preparations for going public and the investigation launched by the EU concerning the granting of government financial assistance.
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2.8.	Interest and similar income/expense

(In thousands of EUR)	2008	2007
Interest and similar income	867	770

Bank loans	-7,684	-4,419
Shareholders’ loan and guarantees	-6,649	-5,491
Capitalized financing costs	2,539	3,247

Interest and similar expense	-11,794	-6,663

Net financial income/expense(-)	-10,927	-5,893

Interest on the syndicated financing includes EUR 831 (2007 EUR 419) thousand of accrued interest. Interest on bank loans contains EUR 608 (2006 EUR 281) thousand of interest calculated according to the effective interest method.
Information on the shareholder loans will be found in Note 4.3. Related party disclosures.
Capitalized financing costs consist of interest incurred for the purchase or production of qualifying assets.
2.9. Net gain/loss by measurement category

(In thousands of EUR)	2008	2007
Loans and receivables	1,072	18
Financial liabilities measured at amortized cost	-1,819	-87
Derivative financial assets — gains/losses(-) on disposal and measurement recognized in profit or loss	3,270	0
Derivative financial liabilities — gains/losses(-) on fair value changes recognized in equity	-982	-165
Derivative financial liabilities — gains/losses(-) on disposal and measurement recognized in profit or loss	0	-2,370

Total	1,541	-2,604

The net gains/losses by measurement category of financial instruments are affected by changes in fair value, impairment, reversals of impairment losses, exchange rate movements and derecognition.
The net gains/losses on disposal or measurement of derivative financial assets recognized in profit or loss include a gain of EUR 669 thousand on the exercise of a for-
Annex 1.5 / 14

ward exchange contract entered into in 2008 to economically hedge exposure to movements in exchange rates in connection with the sale of solar modules into the US dollar area. Further information will be found in Note 4.4.2. Disclosures on derivative financial instruments and hedging.
2.10. Income tax expense

(In thousands of EUR)	2008	2007
Current income tax expense	-3,195	-842
Deferred tax expense	-1,170	-396

Total	-4,365	-1,238

The Company’s current income tax expense was calculated using the tax rates in force at the reporting date.
Deferred tax was calculated on the basis of a tax rate of 23%, as in 2007. This rate takes into account corporation income tax of 15%, “solidarity” surtax of 5.5% on the corporation income tax, and an effective municipal trade tax rate of 7%.
The deferred tax effect recognized in equity in 2008 amounted to EUR 226 (2007 EUR 38) thousand and resulted from changes in the market value of derivative hedging instruments which were accounted for in accordance with the hedge accounting rules of IAS 39.
Temporary differences in recognition and measurement of balance sheet items and accumulated tax losses resulted in recognition of the following deferred tax assets and liabilities:

	Dec 31, 2008		Dec 31, 2007
	Deferred	Deferred	Deferred	Deferred
	tax	tax	tax	tax
(In thousands of EUR)	assets	liabilities	assets	liabilities
Other financial assets	0	598	0	0
Borrowings	0	8	0	0
Other financial liabilities	264	0	38	0
Tax loss	0	—	564	—

Total	264	606	602	0

The reported tax expense differs from the expected tax expense that would have arisen had the nominal tax rate of 23% been applied to the IFRS pre-tax profit. A reconciliation is set out below:
Annex 1.5 / 15

(In thousands of EUR)	2008	2007
Profit before tax	21,749	5,536

Expected tax expense	-4,964	-1,830

Reconciliation:
Tax effects from tax-free income	787	742
Tax effects from non-deductible expenses and addbacks to and deductions from municipal trade tax base	-278	-1,043
Reduction in deferred tax expense from a previously unrecognized tax loss	0	970
Effect of changes in tax rates	0	-128
Other tax effects	90	51

Reported tax expense	-4,365	-1,238

3	Notes to the Balance Sheet

3.1.	Intangible assets
Intangible assets consist principally of software. Movements on intangible assets are set out below:

		Advance
(In thousands of EUR)	Software	payments	Total
Cost

Balance at Jan 1, 2008	577	819	1,396
Additions	767	403	1,170
Reclassifications	529	-529	0

Balance at Dec 31, 2008	1,873	693	2,566

Accumulated amortization
Balance at Jan 1, 2008	170	0	170
Amortization charge for 2008	318	0	318

Balance at Dec 31, 2008	488	0	488

Carrying amount at Dec 31, 2008	1,385	693	2,078

Annex 1.5 / 16

		Advance
(In thousands of EUR)	Software	payments	Total
Cost

Balance at Jan 1, 2007	321	363	684
Additions	109	617	726
Disposals	14	0	14
Reclassifications	161	-161	0

Balance at Dec 31, 2007	577	819	1,396

Accumulated amortization

Balance at Jan 1, 2007	36	0	36
Amortization charge for 2007	148	0	148
Disposals	14	0	14

Balance at Dec 31, 2007	170	0	170

Carrying amount at Dec 31, 2007	407	819	1,226

3.2. Property, plant and equipment
Movements on property, plant and equipment are set out below:

			Other
			installations;	Advance
			factory and	payments and
	Land and	Plant and	office	construction
(In thousands of EUR)	buildings	machinery	equipment	in progress	Total
Cost
Balance at Jan 1, 2008	46,635	131,795	4,105	9,993	192,528
Additions	25,403	5,042	1,140	71,960	103,545
Disposals	0	0	1	0	1
Reclassifications	5,657	1,245	431	-7,333	0

Balance at Dec 31, 2008	77,695	138,082	5,675	74,620	296,072

Accumulated depreciation
Balance at Jan 1, 2008	1,209	13,211	878	0	15,298
Depreciation charge for 2008	1,426	19,257	1,249	0	21,932
Impairment losses	0	74	53	0	127
Disposals	0	0	1	0	1

Balance at Dec 31, 2008	2,635	32,542	2,179	0	37,356

Carrying amount at Dec 31, 2008	75,060	105,540	3,496	74,620	258,716

Annex 1.5 / 17

			Other
			installations;	Advance
			factory and	payments and
	Land and	Plant and	office	construction
(In thousands of EUR)	buildings	machinery	equipment	in progress	Total
Cost
Balance at Jan 1, 2007	15,471	47,657	1,682	42,855	107,665
Additions	16,108	57,017	1,881	9,988	84,994
Disposals	0	0	131	0	131
Reclassifications	15,056	27,121	673	-42,850	0

Balance at Dec 31, 2007	46,635	131,795	4,105	9,993	192,528

Accumulated depreciation
Balance at Jan 1, 2007	271	3,626	263	0	4,160
Depreciation charge for 2007	938	9,585	746	0	11,269
Disposals	0	0	131	0	131

Balance at Dec 31, 2007	1,209	13,211	878	0	15,298

Carrying amount at Dec 31, 2007	45,426	118,584	3,227	9,993	177,230

Additions relate mainly to the construction of the third production line, which had commenced according to plan the year before.
In 2008, impairment losses of EUR 127 thousand, equal to the carrying amount of the relevant assets, were recognized on items of plant and machinery, and other installations, factory and office equipment, because of the intended decommissioning of the related assets in the first quarter of 2009. The value in use of the assets at the reporting date was approximately zero because of the short remaining useful life.
3.3. Deferred tax
Information on deferred tax assets and liabilities will be found in Note 2.10. Income tax expense.
3.4. Inventories

(In thousands of EUR)	Dec 31, 08	Dec 31, 07
Raw materials, consumables and supplies	20,544	14,371
Work in progress	3,203	4,387
Finished goods	8,472	3,336

Total	32,219	22,094

Annex 1.5 / 18

The principal items included under raw materials, consumables and supplies are silicon and spare parts, and at December 31, 2008, an advance payment for deliveries of raw materials scheduled for January 2009.
The main reasons for the significant year-on-year rise in inventories were the additional purchases of raw materials, consumables and supplies in preparation for the forthcoming commissioning of the third production line, and the increase in the finished goods inventory.
The carrying amount of the inventories measured at net realizable value amounts to EUR 235 (2007 EUR 1,435) thousand. In 2008 impairment losses totaling EUR 5 (2007 EUR 230) thousand were recognized as an expense.
3.5. Advance payments
On September 29, 2006, the Company entered into a supply agreement with REC Solar Grade Silicon LLC, Moses Lake, USA, a wholly-owned subsidiary of Renewable Energy Corporation ASA, Sandvika, Norway (“REC”), which assured it of deliveries of silicon on a long-term basis. The prepayments made under this agreement are included under Advance payments. The advance payments are being utilized over the term of the agreement in accordance with the terms thereof. In October 2008 the parties made a supplementary agreement specifying delivery quantities and dates, purchase prices and rules for utilization of the advance payments. At the same time, it was agreed that a part of the advance payments that had been made would be repaid to the Company. Accordingly, a repayment amounting to USD 12.4 million was received by Sovello. In 2008 there were no shipments under this agreement and consequently there was no utilization of advance payments.
In 2008, Sovello entered into a further long-term agreement for the supply of silicon with another silicon producer. This agreement provides for the supply of a total of 1,074 metric tons of silicon starting in 2009 and extending over a period up to 2016. In this connection it was agreed that an advance payment totaling EUR 9,662 thousand would be made. At the reporting date, EUR 2,000 thousand of this had been paid, in accordance with the agreement. This payment also is included under Advance payments.
3.6. Trade receivables

(In thousands of EUR)	Dec 31, 08	Dec 31, 07
Trade receivables from related parties	46,850	47,663
Trade receivables from unrelated parties	2,007	804

Total	48,857	48,467

The receivables result primarily from the sale of solar modules, but also from the sale of off-spec cells and silicon waste from the production processes. All receivables mature within one year from the reporting date.

Annex 1.5 / 19

Receivables from shareholders consist of amounts owed by Evergreen. Under the distribution agreement, Evergreen is responsible for the distribution of almost all the Company’s production on a commission basis, in return for a commission of 1.6% of sales. The risk of payment default by the wholesalers/ultimate customers to whom Evergreen sells the solar modules has consequences for the existence of Sovello’s receivables from Evergreen. Information on this subject will also be found in Note 4.3. Related party disclosures.
Foreign currency receivables are translated on initial recognition at the historical rate of exchange and subsequently at the applicable year-end rate. At December 31, 2008, foreign currency receivables amounted to EUR 24,203 (2007 EUR 1,763) thousand.
The following is an ageing analysis of the receivables:

		Of which	Of which not impaired at year end but overdue for
		not impaired	not more	between	between	more
	Carrying	or overdue	than 30	31 and 60	61 and 90	than 90
(In thousands of EUR)	amount	at year end	days	days	days	days
December 31, 2008
Related parties	46,850	30,847	9,713	4,738	1,552	0
Unrelated parties	2,007	1,771	28	1	24	183

Total	48,857	32,618	9,741	4,739	1,576	183

		Of which	Of which not impaired at year end but overdue for
		not impaired	not more	between	between	more
	Carrying	or overdue	than 30	31 and 60	61 and 90	than 90
(In thousands of EUR)	amount	at year end	days	days	days	days
December 31, 2007
Related parties	47,663	37,313	8,435	1,915	0	0
Unrelated parties	804	780	5	0	1	18

Total	48,467	38,093	8,440	1,915	1	18

With regard to the overdue receivables for which no valuation allowances have been provided there was no indication at the reporting date that debtors might default. This applies similarly to the receivables not yet due. Also, the Company has had no material bad debt losses to record in the past. As in 2007, therefore, it has set up no valuation allowances against receivables.
3.7. Other financial assets
The Other financial assets mature within one year from the reporting date and consist of the positive fair values of the forward exchange contracts (EUR 2,601 thousand, 2007 EUR 0 thousand) and amounts charged out (EUR 85 thousand, 2007 EUR 6 thousand).

Annex 1.5 / 20

Further information on the forward exchange contracts will be found in Note 4.4.2. Disclosures on derivative financial instruments and hedging.
3.8. Other assets
Other assets consist of:

(In thousands of EUR)	Dec 31, 08	Dec 31, 07
Federal and state investment grants receivable	37,731	28,521
Recoverable value added tax on inputs	15,252	0
Prepaid expenses	534	204
Loan financing costs	302	247
Other	100	48

Total	53,919	29,020

The recognition of grants receivable is based on entitlements under applicable law (federal grants) or notifications from Investitionsbank Sachsen-Anhalt (state grants).
Prepaid expenses consist mainly of insurance premiums.
The loan financing costs comprise transaction costs incurred in connection with the making of the syndicated loan agreement and the supplementary agreement thereto which relate to tranches of the loan not yet utilized but which the Company expects to be utilized in the future.
All Other assets mature within one year from the reporting date.
3.9. Cash and cash equivalents
Cash and cash equivalents consist of EUR 11,525 (2007 EUR 37,563) thousand of cash on hand and in banks. Cash in banks includes EUR 5,495 (2007 EUR 86) thousand of balances in foreign currencies.
3.10. Equity
Movements on equity are presented in the statement of changes in equity.
On November 10, 2008, an extraordinary meeting of the shareholders of EverQ GmbH passed a resolution to reorganize the Company, under sections 190ff and 238ff of the German Company Transformation Act (Umwandlungsgesetz), as a stock corporation (Aktiengesellschaft) named Sovello AG. Further information will be found in Note 4.10. Other disclosures on the Company.

Annex 1.5 / 21

Sovello AG has an ordinary share capital of EUR 480 thousand divided into 480,000 no par value registered shares (Stückaktien). The ordinary share capital was taken over from the GmbH by converting the shares in the GmbH’s capital into the corresponding number of no par value registered shares of the AG, resulting in the shareholders holding the same percentage interests as before the reorganization. For the GmbH shares totaling EUR 480 thousand the shareholders thus received 480,000 no par value registered shares of the AG, each representing EUR 1.00 of the ordinary share capital.
The individual shareholdings are as follows:
•	Q-Cells SE, Bitterfeld-Wolfen, Germany (Q-Cells) 160,000 no par value registered shares,

•	Evergreen Solar Inc., Marlboro, USA (Evergreen) 160,000 no par value registered shares,

•	Renewable Energy Corporation ASA, Sandvika, Norway (REC) 160,000 no par value registered shares.
The respective percentage interests of the shareholders are unchanged from the previous year.
The capital reserve consists of premiums received from the issue of shares and other amounts paid in by shareholders. In 2007, shareholder Q-Cells paid EUR 9,856 thousand and shareholder REC EUR 9,713 thousand into the Company’s equity.
An amount of EUR 48 thousand was transferred from the HGB net income for 2008 to the statutory reserve as required by section 150 German Stock Corporation Act and reported under revenue reserves.
The change in the market value of the interest rate swaps, amounting to minus EUR 833 (2007 minus EUR 127) thousand after the effect of deferred tax, was recognized in Accumulated other comprehensive income.
The profit after tax of EUR 4,298 thousand for 2007 was carried forward to 2008.
The resolution on the treatment of the profit will be based on the financial statements prepared according to German commercial-law (HGB) rules. The Management Board proposes that the balance of the HGB net income for 2008 remaining after the transfer to the statutory reserve be carried forward in full to 2009.

Annex 1.5 / 22

3.11. Borrowings
The Company’s borrowings, analyzed by maturity, are summarized as follows:

	Dec 31, 2008			Dec 31, 2007
		Non-			Non-
(In thousands of EUR)	Current	current	Total	Current	current	Total

Liabilities to banks	83,575	37,292	120,867	57,276	52,240	109,516
Shareholders’ loans	0	138,185	138,185	0	90,000	90,000

Total	83,575	175,477	259,052	57,276	142,240	199,516

3.11.1. Liabilities to banks
The syndicated loan agreement made in 2007 has been revised by the supplementary agreement of September 1, 2008. Primarily, the supplementary agreement deals with the continuation of the existing financing arrangements for the first two production lines and the extending of the syndicated financing for the third factory, which is under construction. The total lending commitment amounts to EUR 192.5 million. To the three existing tranches was added an amortizable cash advance facility (Tranche D) of EUR 60 million, of which EUR 35 million has been drawn. Repayment is by quarterly installments of EUR 5 million beginning on March 31, 2009, and ending no later than December 31, 2011. Tranche A remains unchanged as to repayment terms and amount, taking the Company’s repayments into account. Tranche B was raised from EUR 30 million to EUR 45 million and continues to serve as interim financing pending receipt of investment grants. Drawings at December 31, 2008, amounted to EUR 33.5 million. Tranche C (a working capital loan) was reduced from EUR 22 million to EUR 20 million and was not drawn at the reporting date. Tranches B and C are repayable at the end of each interest period or at the latest on December 31, 2010 and December 31, 2011 respectively. Tranche B is reported under current financial liabilities to match the maturities of the receivables for investment grants. The syndicated loan was granted on terms and conditions customary in the market. The lenders have the right to terminate the agreement if the Company fails to achieve certain financial ratios or meet budgetary targets. Refer also to Note 4.12. Subsequent events.
At December 31, 2008, the Company reported accrued interest of EUR 831 (2007 EUR 419) thousand. The transaction costs directly attributable to the financing arrangements were included in the initial measurement of the syndicated loan, to the extent they related to tranches drawn down.
3.11.2. Shareholders’ loans
To finance the investment in the construction of the third production line the Company entered into further loan agreements with the shareholders in 2008. The loans amount to EUR 11,650 thousand each from Q-Cells and REC and USD 18,174 thousand from Evergreen. Also, the loan agreements for EUR 30 million made the year before with each of the shareholders were still in effect at the reporting date. In

Annex 1.5 / 23

accordance with the provisions of the syndicated loan agreement, shareholders’ rights to repayment of these loans are subordinate to the loan repayment rights of the banks. Early repayment is possible only with the approval of the banks or out of the proceeds of a public offering. At present, the Company does not expect to go public before December 31, 2009. The shareholders’ loans are therefore reported under non-current borrowings.
In December 2008 the shareholders approved further loans totaling EUR 24 million, of which EUR 12 million was disbursed to the Company. Each shareholder contributes the same amount of loan, in keeping with the percentage interests in the Company, Evergreen’s loan being granted in USD. The relevant loan agreements were signed in January 2009. The balance of EUR 12 million will be disbursed when called by the Company. The loans have terms running until June 30, 2010.
Further information will be found in Note 4.3. Related party disclosures.
3.12. Trade payables

(In thousands of EUR)	Dec 31, 08	Dec 31, 07
Payables to unrelated parties	32,234	16,008
Payables to shareholders	1,796	13,091

Total	34,030	29,099

Information on payables to shareholders will be found in Note 4.3. Related party disclosures.
All trade payables mature within one year from the reporting date.
Foreign currency payables are translated on initial recognition at the historical rate of exchange and subsequently at the applicable year-end rate. At December 31, 2008, foreign currency payables amounted to EUR 4,957 (2007 EUR 1,771) thousand.
3.13. Deferred federal and state investment grants
Deferred federal and state investment grants consist of taxable state investment grants and tax-free federal investment grants received or receivable by the Company.

	Dec 31, 2008			Dec 31, 2007
		Non-			Non-
(In thousands of EUR)	Current	current	Total	Current	current	Total
Federal investment grants	4,741	26,983	31,724	3,712	22,187	25,899
State investment grants	3,346	18,388	21,734	3,311	21,602	24,913

Total	8,087	45,371	53,458	7,023	43,789	50,812

Annex 1.5 / 24

The Company has received notifications concerning grants for production lines 1 and 2. These notifications were issued subject to approval by EU committees, and so far, final approval has not been given. Also, actual disbursement of the funds depends on whether the disbursing institutions (EU, the federal government, the State of Sachsen-Anhalt) have the funds available and the funds were included in the budget (federal government, State of Sachsen-Anhalt). Furthermore, certain conditions are attached to the granting of this financial assistance which must be complied with, in some cases over periods of several years.
In 2008 the European Commission commenced two formal investigations under the provisions of the EC Treaty on government financial assistance. The investigations are concerned with the legality under the financial assistance rules of the combining of investment projects by the Company, and the legality of the approval for the Company of financial assistance designed for smaller and medium-sized businesses (SMBs). A negative outcome of the first investigation would result in a reduction of the maximum levels of assistance. The investment grants concerned amount in total to around EUR 27 million. The Company believes there is a better than fifty-fifty chance of avoiding repayment of the grants in both proceedings.
3.14. Other provisions
Details of Other provisions are set forth in the following table:

	Product	Individual
(In thousands of EUR)	warranty	risks	Total

Balance at Jan 1, 2008	2,110	2,500	4,610
Amounts added	658	0	658
Amounts used	160	1,327	1,487
Unused amounts reversed	649	0	649

Balance at Dec 31, 2008	1,959	1,173	3,132

Of which current	735	1,173	1,908

Of which non-current	1,224	0	1,224

	Product	Individual
(In thousands of EUR)	warranty	risks	Total

Balance at Jan 1, 2007	557	0	557
Amounts added	1,667	2,500	4,167
Amounts used	114	0	114

Balance at Dec 31, 2007	2,110	2,500	4,610

Of which current	570	2,500	3,070

Of which non-current	1,540	0	1,540

The product warranty provisions for solar modules are set up at a certain percentage of the relevant sales revenue, the resulting amount being discounted back to the re-
Annex 1.5 / 25

porting date allowing for the probability of a warranty claim occurring. The calculations reflect the five-year workmanship warranty and the twenty-five-year performance warranty. In light of the Company’s relatively short history nothing definite is known about the performance of the solar modules over a 25-year period. Measurement of the provisions is therefore based on management estimates, taking industry experience into account.
The provision for individual risks relates to expected payments under the Sales Representative Agreement, and represents the residual risk arising from a single warranty case which arose the year before.
3.15. Other financial liabilities
Other financial liabilities consist of the negative market values of derivative financial instruments. These financial instruments are interest rate swaps entered into to hedge interest rate movement exposure in connection with the variable interest rate syndicated loan. The swaps exchange variable for fixed rate interest payments. The notional principal amounts, terms and maturity dates match those of the hedged items. The hedging relationships are therefore treated as cash flow hedges.
3.16. Current income tax liabilities
Current income tax liabilities comprise the corporation income tax and municipal trade tax payable by the Company.
3.17. Other liabilities
Details of Other liabilities are shown below:

(In thousands of EUR)	Dec 31, 08	Dec 31, 07

Bonuses	2,549	1,341
Other personnel-related obligations	941	563
Unused vacation entitlements and overtime pay	721	873
Value added tax	0	1,380
Other payables	110	40

Total	4,321	4,197

Of which current	4,244	4,185

Of which non-current	77	12

Other personnel-related obligations consist primarily of payables for wage tax, church tax and social security contributions, contributions to the statutory occupational accident insurance and the levy for non-employment of the required proportion of seriously disabled persons.
Annex 1.5 / 26

The non-current liabilities relate to obligations of the Company arising from the statutory requirement to preserve business records. In 2007 the amount was reported under current other liabilities, and in 2008 it was reclassified.
3.18. Additional disclosures on financial instruments
The following table shows the carrying amounts by measurement category according to IAS 39 and the fair values by class of financial assets and liabilities:

			Amount reported (IAS 39)
				Fair value,	Fair Value
2008	Measurement	Carrying amount		recognized in	through profit or	Amount reported,	Fair value
(In thousands of EUR)	category (IAS 39)	Dec 31, 2008	Amortized cost	equity	loss	cash	Dec 31, 2008
Assets
Trade receivables	LaR	48,857	48,857	0	0	0	48,857
Derivative financial assets (without a hedging-relationsship)	FAHfT	2,601	0	0	2,601	0	2,601
Other non-derivative financial assets	LaR	85	85	0	0	0	85
Financial assets not classifiable under an IAS 39 category:
Cash and cash equivalents	n.a.	11,525	0	0	0	11,525	11,525

Liabilities
Financial liabilities	FLAC	259,052	259,052	0	0	0	257,783
Trade payables	FLAC	34,030	34,030	0	0	0	34,030
Derivative financial liabilities (with a hedging relationship)	n.a.	1,147	0	1,147	0	0	1,147

Of which, aggregated by IAS 39 measurement category:
Loans and receivables (LaR)		48,942	48,942	0	0	0	49,942
Finacial assets held for trading (FAHfT)		2,601	0	0	2,601	0	2,601
Financial liabilities measured at amortized cost (FLAC)		293,082	293,082	0	0	0	291,813

			Amount reported (IAS 39)
				Fair value,	Fair Value
2007	Measurement	Carrying amount		recognized in	through profit or	Amount reported,	Fair value
(In thousands of EUR)	category (IAS 39)	Dec 31, 2007	Amortized cost	equity	loss	cash	Dec 31, 2007
Assets
Trade receivables	LaR	48,467	48,467	0	0	0	48,467
Other financial assets	LaR	6	6	0	0	0	6
Financial assets not classifiable under an IAS 39 category:
Cash and cash equivalents	n.a.	37,563	0	0	0	37,563	37,563

Liabilities
Financial liabilities	FLAC	199,516	199,516	0	0	0	198,624
Trade payables	FLAC	29,099	29,099	0	0	0	29,099
Derivative financial liabilities (with a hedging relationship)	n.a.	165	0	165	0	0	165

Of which, aggregated by IAS 39 measurement category:
Loans and receivables (LaR)		48,473	48,473	0	0	0	48,473
Financial liabilities measured at amortized cost (FLAC)		228,615	228,615	0	0	0	227,723

Trade receivables and trade payables, and other financial assets, have short maturities. Carrying amounts at the reporting date thus approximate to the fair values.
The fair values of the liabilities to banks and the shareholders’ loans included under financial liabilities were arrived at by calculating the present values of the payments associated with the liabilities, based on the applicable yield curve and the company-specific credit spread.
The market values of the interest rate swaps were arrived at by discounting the expected future cash flows over the residual terms of the contracts based on current market interest rates and the yield curve (level 3 according to valuation hierarchy of IAS 39).
Annex 1.5 / 27

4 Other explanatory comments
4.1. Cash flow statement
Before changes to net working capital, Sovello’s net cash inflow from operating activities amounted to EUR 48,836 (2007 EUR 23,635) thousand, a result that was attributable to the significant improvement in operating profit. At the same time, the increase in net working capital resulted in a substantial outflow of cash. Consequently, operating activities resulted in a net cash inflow of EUR 13,098 (2007 net cash outflow of EUR 5,463) thousand.
In 2008, financing of the enlargement of the production capacity, amounting to EUR 90,258 (2007 EUR 82,933) thousand before capitalization of financing costs, was assured principally by proceeds from borrowings totaling EUR 87,098 thousand. In addition, scheduled debt service payments (interest and repayments of principal) totaling EUR 43,293 thousand were made.
Cash and cash equivalents in the cash flow statement correspond to the relevant balance sheet item. Sovello’s cash and cash equivalents at the year end amounted to EUR 11,525 (2007 EUR 37,563) thousand.
The changes in balance sheet items used to prepare the cash flow statement cannot be arrived at directly from the balance sheet because effects of non-cash transactions have been eliminated.
4.2. Capital management
The primary objective of Sovello’s capital management is the sustainability of the financial flexibility necessary for the Company’s long-term growth. Sovello is still going through a phase of strong growth and development. This involves extensive investment, which the Company must finance. Sovello meets the resulting financing risks with a solid capital structure encompassing equity, the shareholders’ and bank loans and the applicable portions of the financial assistance from the government. Short-term liquidity management is based on a rolling planning horizon of twelve months.
The table below shows the balance sheet total, the equity in absolute figures and in per cent of the balance sheet total, and the net financial liabilities (financial liabilities minus cash and cash equivalents):

(In thousands of EUR)	Dec 31, 08	Dec 31, 07

Balance sheet total	467,145	380,179
Equity	107,796	91,168
Equity in per cent of balance sheet total	23.1	24.0
Net indebtedness	247,527	161,953

Annex 1.5 / 28

The loan agreement made in 2007 with the banking syndicate led by Deutsche Bank has been revised by the supplementary agreement of September 1, 2008. The syndicated loan agreement deals primarily with the continuation of the existing financing arrangements and the extending of the syndicated financing for the investment in the Company’s third production line at Bitterfeld-Wolfen. The financing now includes an additional loan of EUR 60 million of which EUR 35 million has been drawn. The tranches of the original syndicated loan agreement continue to be available on the original terms, except that interim financing of investment grant receivables was raised from EUR 30 million to EUR 45 million and the working capital loan was reduced from EUR 22 million to EUR 20 million. Drawings on the investment-grant interim financing line amounted at the reporting date to EUR 33.5 million. There were no drawings on the working capital loan. The syndicated loan agreement requires Sovello to achieve certain financial ratios. It also provides for compulsory unscheduled repayments if certain events occur, such as certain sales transactions, or if a third party acquires more than 50% of Sovello AG’s shares without the prior approval of the banks. Refer also to Note 4.12. Subsequent events.
4.3. Related party disclosures
Parties related to Sovello comprise its three shareholders Evergreen, Q-Cells and REC, as they jointly control Sovello. Related parties are also the members of the Management Board and Supervisory Board and close members of the families and domestic partners of these individuals.
All transactions with related parties are conducted on an arm’s length basis.
The Company has an agreement with Evergreen for the distribution of its products (solar modules) on a commission basis. For distributing the products Evergreen is paid a sales-based commission. The agreement was made for an initial term of three years and is renewed automatically for successive periods of one year unless terminated by giving one year’s notice. The del credere and product warranty risks remain with Sovello.
Purchases and sales of silicon and other raw materials take place regularly between Sovello and its shareholders to cover ongoing requirements. Sovello has a long-term supply agreement for silicon with a wholly-owned subsidiary of shareholder REC to assure being supplied with silicon for a period of more than five years. Further information will be found in Note 3.5. Advance payments.
Sovello also has license and technology transfer agreements with the shareholders which grant Sovello, among other things, the right to use newly developed technologies.
Sovello also has loan agreements with the shareholders. The loans totaling EUR 90 million granted in 2007 and the new loans of EUR 34.8 million disbursed in 2008 carry annual interest rates of 5.43% and 6.71% respectively. In accordance with the provisions of the syndicated loan agreement, shareholders’ rights to repayment of these loans are subordinate to the loan repayment rights of the banks. Early repayment is possible only with the approval of the banks or out of the proceeds of a
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public offering. At present, the Company does not expect to go public in 2009. The shareholders’ loans are therefore reported under non-current borrowings. In addition to the above, further loans totaling EUR 12 million were disbursed to the Company. These loans have terms running until June 30, 2010, and carry an annual interest rate of 6%. When the new bank financing arrangements were made in 2007, the shareholders gave the banks guarantees for a total of EUR 90 million. In 2008, these guarantees were released by the banks. In addition to the interest on the shareholders’ loans, Sovello paid guarantee fees of EUR 169 (2007 EUR 150) thousand to each of the shareholders in 2008.
At December 31, 2008, Sovello had trade receivables from Evergreen amounting to EUR 46,850 (2007 EUR 46,586) thousand. Sovello owed Evergreen EUR 1,343 (2007 EUR 2,672) thousand for trade payables and EUR 46,870 (2007 EUR 30,000) thousand for loans. Sovello realized gains of EUR 213,971 (2007 EUR 138,147) thousand from the sale of goods (mainly modules) and billing of costs. The expenses in 2008 amounted to EUR 2,011 (2007 EUR 3,611) thousand for purchases of goods and/or services and costs billed, EUR 50 (2007 EUR 444) thousand for the transfer of research and development services and EUR 7,711 (2007 EUR 5,926) thousand under license agreements. Also, Sovello supplied Evergreen with silicon and other materials for EUR 0 (2007 EUR 2,191) thousand. Interest and similar expenses in 2008 amounted to EUR 2,236 (2007 EUR 1,808) thousand.
Trade receivables from Q-Cells amounted at December 31, 2008, to EUR 0 (2007 EUR 1,077) thousand. Sovello owed Q-Cells at December 31, 2008, EUR 453 (2007 EUR 9,842) thousand for trade payables and EUR 45,659 (2007 EUR 30,000) thousand for loans. Q-Cells supplied raw materials for EUR 3,359 (2007 EUR 26,325) thousand in 2008, while Sovello supplied raw and other materials to Q-Cells for EUR 3,070 (2007 EUR 3,768) thousand. Gains on other services and cost billings amounted in 2008 to EUR 131 (2007 EUR 2) thousand. In 2008 expenses for research and development services amounted to EUR 597 (2007 EUR 0) thousand and for purchased services and cost billings EUR 1,169 (2007 EUR 474) thousand. Interest and similar expenses in 2008 amounted to EUR 2,208 (2007 EUR 1,763) thousand.
At December 31, 2008, Sovello owed REC EUR 0 (2007 EUR 6) thousand for trade payables and EUR 45,656 (2007 EUR 30,000) thousand for loans. Expenses for purchases of services and cost billings were not incurred in 2008 (2007 EUR 21 thousand). Interest and similar expenses in 2008 amounted to EUR 2,205 (2007 EUR 1,920) thousand.
The members of the Management Board in 2008 were:
Dr. Theodor Scheidegger, Computer Scientist, Chief Executive Officer (from July 15, 2008)
Hans-Jörg Axmann, Engineer, Chief Technology Officer
Jörg Baumheuer, Engineer, Chief Operating Officer (from March 1, 2008)
Christian Langen, Businessman, Chief Marketing and Sales (from June 9, 2008)
Rainer Mohr, Businessman, Chief Financial Officer (until October 16, 2008)
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The members of the Supervisory Board in 2008 were:
Richard M. Feldt, Engineer, Chief Executive Officer of Evergreen, Chairman
Anton Milner, Engineer, Chief Executive Officer of Q-Cells, Vice Chairman
Erik Thorsen, Businessman (MBA), Chief Executive Officer of REC (from February 6, 2008)
John Andersen, Businessman (MBA), Chief Operating Officer of REC (from February 6, 2008)
Michael El-Hillow, Businessman (MBA), Chief Financial Officer of Evergreen (from February 6, 2008)
Dr. Hartmut Schüning, Businessman, Chief Financial Officer of Q-Cells (from February 6, 2008)
Mandy Hildebrandt, Mechatronics Technician, Team Leader, Sovello (from February 6, 2008)
Norbert Krebs, Skilled Worker, Shift Leader, Sovello (from February 6, 2008)
Sandra Seidewitz, Process Technologist, Team Assistant, Sovello (from February 6, 2008)
Erik Sauar, Engineer, Chief Technology Officer of REC (until February 5, 2008)
Information on the remuneration of the members of the Management Board and the Supervisory Board will be found in Note 4.8. Remuneration of the Members of the Management Board and the Supervisory Board.
Sovello has a business relationship involving services with an enterprise owned by an individual having a related-party relationship with a member of Sovello’s Supervisory Board. In 2008 this enterprise performed services for Sovello for EUR 2,327 (2007 EUR 4,393) thousand. At December 31, 2008, payables arising from this relationship amounted to EUR 392 (2007 EUR 516) thousand.
4.4. Financial risk management
4.4.1. Financial risk factors
Sovello is exposed in particular to financing risks because of the rapid process of growth and development that it is currently undergoing. Also, Sovello’s business activities expose it to risks from fluctuations in interest rates and exchange rates, and to credit risk. Financial risk management aims to limit these risks through ongoing operational and finance-oriented activities. For this purpose, selected derivative hedge instruments and other appropriate measures are used, depending on the assessment of the risk. Generally, Sovello hedges only risks affecting its cash flows. Derivatives are employed only as hedging instruments, i.e. they are not used for trading or other speculative purposes.
The fundamentals of Sovello’s financial policies are established by the Management Board and overseen by the Supervisory Board. Responsibility for ongoing risk management lies with Sovello’s finance department.

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4.4.1.1. Exchange rate risk
Movements in exchange rates can give rise to unwanted and unforeseeable fluctuations in profits and cash flows. The currency risks to which Sovello is exposed arise mainly from its operating activities, as products are exported to the US dollar area and certain raw and other materials are purchased on a dollar basis. Furthermore, in 2008 part of the shareholder loans was in US dollars. Transactions in other currencies are not significant.
Currency risks are evaluated regularly by comparing the expected cash inflows and outflows in US dollars. The time horizon considered is usually twelve months. The focus in this process is on natural hedging of the US dollar inflows and outflows arising from the underlying purchase and sales agreements. If there is a net risk position in US dollars Sovello considers the use of currency hedges to reduce the economic risk, depending on what movements are expected in the exchange rate. In 2008 the Company entered into a number of forward exchange contracts to hedge net US dollar positions arising from the sale of solar modules into the US dollar area. These contracts do not meet IAS 39 criteria for hedge accounting. Gains or losses on the measurement of the forward exchange contracts are recognized in profit or loss. Further information will be found in Note 4.4.2. Disclosures on derivative financial instruments and hedging.
The carrying amounts of the financial assets and liabilities in foreign currencies represent the foreign currency exposure at the year end. There were no currency hedges at December 31, 2007.
The following table gives an overview of the financial instruments denominated in US dollars at December 31, 2008 and 2007:

(In thousands of EUR)	Dec 31, 08	Dec 31, 07
Cash and cash equivalents	5,495	86
Trade receivables	24,203	1,763
Positive fair values from derivative financial instruments (foreign exchange forward contracts)	2,601	0
Trade payables	4,796	1,771
Financial liabilities (shareholders’ loans)	16,870	0

Sensitivity analyses are performed firstly on the net position of the original financial instruments in US dollars. The currency risk is arrived at by multiplying the unhedged currency positions by a 10% upward or downward movement in the USD/EUR exchange rate.
In addition, an analysis of sensitivity to exchange rate movements was performed on the forward exchange contracts, because they are not within a hedging relationship meeting the criteria of IAS 39 and changes in the exchange rate for the US dollar underlying the contracts affect operating profit or loss (gain or loss on fair value adjustments).

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A 10% decrease in the value of the US dollar versus the euro at December 31, 2008, would have increased the net income of 2008 by EUR 1,400 (2007 decreased the net income by EUR 6) thousand. Of this effect, EUR 2,018 (2007 EUR 0) thousand would have been attributable to the forward exchange contracts and minus EUR 618 (2007 minus EUR 6) thousand to the original financial instruments. A 10% increase in the value of the US dollar versus the euro would have decreased the net income by EUR 1,850 (2007 increased the net income by EUR 6) thousand. Of this effect, minus EUR 2,468 (2007 EUR 0) thousand would have been attributable to the forward exchange contracts and EUR 618 (2007 EUR 6) thousand to the original financial instruments.
4.4.1.2. Interest rate risk
Sovello is exposed to interest rate risks because of its variable rate financial liabilities. It reduces these risks by using interest rate swaps which exchange the variable interest rate for a fixed rate of 4.655%. The carrying amount of the variable rate financial liabilities at the reporting date was EUR 120,036 (2007 EUR 109,097) thousand.
In 2007, to hedge its exposure to the risk of interest rate movements, the Company entered into interest rate swaps having an initial total notional principal amount of EUR 90,000 thousand and terms running until September 30, 2010. The notional principal amounts, terms and maturity dates match those of the hedged items. The hedging relationships are therefore designated as cash flow hedges. The Company applies the hedge accounting rules of IAS 39.
In accordance with IFRS 7 interest rate risks are presented by means of sensitivity analyses. These sensitivity analyses show how profit or loss or equity would have been affected by changes in market interest rates. The sensitivity analyses are prepared using the following assumptions:
In the case of original financial instruments with fixed interest rates, changes in market interest rates affect profit or loss only where the financial instruments are measured at fair value. Financial instruments with fixed interest rates which are measured at amortized cost do not therefore expose the Company to the risk of interest rate movements.
In the case of original financial instruments with variable interest rates which are not designated as hedged items within a cash flow hedging relationship, changes in market interest rates do affect profit or loss and are therefore to be included in the interest rate sensitivity analysis (cash flow risk) under IFRS 7. An increase (decrease) of 100 basis points in the market interest rate at December 31, 2008, would have decreased (increased) the profit for 2008 by EUR 278 (2007 EUR 31) thousand.
In the case of financial instruments designated as cash flow hedges, changes in market interest rates affect the Accumulated other comprehensive income component of equity, and are therefore included in the fair value sensitivity analyses. A decrease of 100 basis points in the market interest rate at December 31, 2008, would

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have decreased equity by EUR 217 (2007 EUR 770) thousand; an increase of 100 basis points would have increased it by EUR 293 (2007 EUR 753) thousand.
4.4.1.3. Other price risks
As part of the presentation of market risks, IFRS 7 also requires disclosures on how changes in risk variables would have affected the prices of financial instruments. Such risk variables include stock exchange prices and indices.
At the reporting date Sovello held no financial instruments of relevance.
4.4.1.4. Liquidity risk
The liquidity risk is the risk that Sovello will be unable to discharge its financial obligations, such as interest payments, loan repayments, payments for goods and/or services and other liabilities.
To enable potential liquidity bottlenecks to be identified at an early stage, Sovello prepares financial plans in which liquidity requirements are regularly updated. The operational cash planning horizon at Sovello is one year.
Under the syndicated loan agreement restructured in September 2008, Sovello has a working capital loan facility of EUR 20 million (Tranche C) which was not drawn at the reporting date. Sovello can draw on Tranche C in the form of cash, letters of credit or guarantees. Tranche C matures on December 31, 2011. Until that date, amounts repaid can be redrawn. In addition, Sovello has loan tranches totaling EUR 36.5 million under the syndicated loan agreement and amounts totaling EUR 12 million out of the shareholders’ loans approved in December 2008 which are still undrawn. To finance the planned expansion of its operations, Sovello may need to obtain further loans or utilize alternative means of financing. Refer also to Note 4.12. Subsequent events.
At December 31, 2008, Sovello held cash and cash equivalents totaling EUR 11,525 (2007 EUR 37,563) thousand.
The tables below show, at December 31, 2008 and 2007, the contractual interest payments and repayments on on-balance-sheet financial liabilities, including derivative financial instruments with negative fair values. For interest rate swaps, the net interest payments are stated, and for the other financial obligations the undiscounted cash flows for the next financial years. The table includes all financial instruments held at the reporting date for which payments were already contractually agreed. It does not include plan figures for future new liabilities. Variable interest payments were arrived at on the basis of the last interest rates fixed prior to December 31, 2008, or in the case of interest rate swaps, considering the yield curve. Financial liabilities repayable at any time have always been assigned to the earliest possible period.

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Dec 31, 2008			2011	2014 and
(In thousands of EUR)	2009	2010	- 2013	beyond
Non-derivative financial liabilities
Bank debt	89,334	38,783	0	0
Shareholders’ loans	7,315	146,594	0	0
Trade payables	34,030	0	0	0
Derivative financial liabilities
Interest rate swaps	990	244	0	0

Dec 31, 2007			2010	2013 and
(In thousands of EUR)	2008	2009	-2012	beyond
Non-derivative financial liabilities
Bank debt	62,600	32,465	23,172	0
Shareholders’ loans	4,887	94,887	0	0
Trade payables	29,099	0	0	0
Derivative financial liabilities
Interest rate swaps	-54	205	30	0

4.4.1.5. Credit risk
The risk of a loss arising from financial assets consists in the possibility of default by a counterparty. The maximum credit risk exposure is thus the carrying amount of the relevant asset.
To avoid losses from counterparty default Sovello obtains credit reports on the counterparty or evaluates historical data on the business relationship, in particular the payment record. Letters of credit or payment in advance are agreed with the counterparty where appropriate. Valuation allowances against receivables have not so far been necessary.
Sovello enters into financial transactions only with counterparties having a satisfactory credit rating, so the actual risk of loss is minor.
4.4.2. Disclosures on derivative financial instruments and hedging
To hedge its exposure to the risk of interest rate movements arising from the variable interest rate syndicated loan, the Company entered into interest rate swaps having an initial total notional principal amount of EUR 90,000 thousand and terms running until September 30, 2010 (cash flow hedge). The variable interest rate Tranche A of the syndicated loan was designated as the hedged item. The object of the hedging was to transform the variable interest rate bank loan into a fixed interest rate financial liability. At the reporting date the notional principal amount of the interest rate swaps was EUR 52,200 (2007 EUR 82,500) thousand. The negative market value of minus EUR 1,147 (2007 minus EUR 165) thousand is included under non-current Other financial liabilities.

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As in 2007, the cash flow hedge had an effectiveness of 100%, and can thus be treated as an effective hedge. At the reporting date, therefore, the unrealized loss of EUR 883 thousand after deferred tax (2007 EUR 127 thousand) was recognized in equity.
In 2008 the Company entered into a number of forward exchange contracts with terms ending no later than dates in November 2009 to hedge its exposure to the risk of exchange rate movements arising from the sale of solar modules into the US dollar area. These contracts do not meet the IAS 39 criteria for hedge accounting. The gains on measurement of the forward exchange contracts at the reporting date are recognized in profit or loss and included under Other operating expenses. The total nominal amount of the forward exchange contracts at the reporting date was USD 40 million. The market value was EUR 2,601 thousand which is included under current Other financial assets.
4.5. Contingent liabilities and provision of security
The conditions attaching to taxable state investment grants require Sovello among other things to comply with an employment guarantee. This obligates Sovello to assure jobs at Bitterfeld-Wolfen for a period of five years from the beginning of the relevant period during which the funds may be used only for the specified purpose.
Collateral has been provided for the syndicated loan in the form of all material assets of Sovello. Collateralization consists principally in the transfer of ownership by way of security of the non-current and current assets, blanket assignment of all trade receivables and assignment of all entitlements to federal and state investment grants. Also, land charges amounting to EUR 112,000 thousand have been entered in the land register. In connection with the supplementary agreement of September 2008 to the syndicated loan agreement the Company has undertaken to create a further land charge in the amount of EUR 60,000 thousand; this has not yet been entered in the land register. Under the loan agreement, Sovello is not permitted to provide security for any other financial liabilities that would involve charging present or future assets, or to allow such security to exist. Exceptions to this rule include statutory or contractual liens arising in the normal course of business, and the customary retentions of title.
4.6. Other financial commitments
Other financial obligations comprise contracts for the future supply of goods and/or services, non-cancelable operating leases and purchase commitments for capital expenditures on production expansion.

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			2014	Total
		2010	and	Dec 31,
(In thousands of EUR)	2009	- 2013	beyond	2008
Long-term procurement contracts for raw materials	12,856	270,252	203,638	486,746
Purchase orders for materials	39,963	0	0	39,963
Purchase commitments for non-current assets	36,543	0	0	36,543
Other long-term procurement contracts	5,175	11,064	0	16,239
Purchase orders for services	2,555	754	0	3,309
Operating leases	152	175	0	327

Total	97,244	282,245	203,638	583,127

			2013	Total
		2009	and	Dec 31,
(In thousands of EUR)	2008	- 2012	beyond	2007
Long-term procurement contracts for raw materials	14,963	153,436	60,227	228,626
Purchase orders for materials	34,210	0	0	34,210
Purchase commitments for non-current assets	37,239	0	0	37,239
Purchase orders for services	1,787	0	0	1,787
Operating leases	106	129	0	235

Total	88,305	153,565	60,227	302,097

The expenses recognized in the income statement for operating leases amount to EUR 136 (2007 EUR 68) thousand.
4.7. Litigation
In 2008 the European Commission commenced two formal investigations under the provisions of the EC Treaty on government financial assistance. The investigations are concerned with the legality under the financial assistance rules of the combining of investment projects by the Company, and the legality of the approval for the Company of financial assistance designed for smaller and medium-sized businesses (SMBs). A negative outcome of the first investigation would result in a reduction of the maximum levels of assistance. The investment grants concerned amount in total to around EUR 27 million. The Company believes there is a better than fifty-fifty chance of avoiding repayment of the grants in both proceedings.
Other than the above, Sovello is not currently involved in any pending court or arbitration proceedings that could have a material adverse affect on the Company’s financial position, cash flows, liquidity or results of operations.

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4.8. Remuneration of the Members of the Management Board and the Supervisory Board
The remuneration of the members of the Management Board for 2008 is as follows:

(In thousands of EUR)	2008	2007
Fixed compensation	599	495
Performance-related compensation	433	48
Termination benefits	137	0
Other compensation	50	39

Total	1,219	582

All remuneration is of a short-term nature. “Other” remuneration consists mainly of rent allowances and non-cash benefits.
As in 2007, the members of the Supervisory Board received no remuneration for serving on the Board. Reimbursement of travel and other expenses does not exceed the income tax exemption limits.
4.9. Number of employees
In 2008 the Company employed an average of 1,087 (prior year 826) persons. Employees at the reporting date were working in the following areas:

	Dec 31, 08	Dec 31, 07
Production	1,110	956
Administration	50	32

Total	1,160	988

4.10. Other disclosures on the Company
Sovello operates in the market for photovoltaics, a market with a promising future. Its activities comprise the development, manufacture and marketing of solar modules. Its integrated production processes embrace the manufacture of solar wafers and solar cells, the primary components of solar modules.
On November 10, 2008, an extraordinary meeting of the shareholders of EverQ GmbH passed a resolution to reorganize the Company, under sections 190ff and 238ff of the German Company Transformation Act (Umwandlungsgesetz), as a stock corporation (Aktiengesellschaft) named Sovello AG. The meeting also approved the Articles 1 of Sovello AG. The resolution was notarized by Notary Public Dr. Olaf Gerber, Frankfurt/Main (No. 78/2008-G in his register of instruments). Sovello AG was

[1]	A combination of articles of incorporation and bylaws

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entered in the commercial register of the Stendal District Court on November 24, 2008, under HRB 8253. The Company has its principal place of business at Sonnenallee 14-30, 06766 Bitterfeld-Wolfen (Ortsteil Thalheim), Germany.
The financial statements prepared in accordance with the provisions of the Commercial Code (HGB) are obtainable at the Company’s principal place of business and are published in the Electronic Federal Gazette.
Sovello is included in the consolidated financial statements of all three shareholders (by Evergreen and Q-Cells using the equity method, and by REC using proportionate consolidation). Information on the shareholdings will be found in Note 3.10. Equity.
4.11. Auditors’ fees
The fees for the auditors of the annual financial statements, Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, including expense reimbursements, that were recognized as expenses in 2008 amounted to:
a)	For audit services EUR 98 (2007 EUR 78) thousand,
b)	For tax services EUR 28 (2007 EUR 33) thousand,
c)	For other confirmatory or valuation services EUR 193 (2007 EUR 71) thousand,
d) For other services EUR 1 (2007 EUR 39) thousand.
4.12. Subsequent events
With the exception of the facts and circumstances outlined below, no material events have occurred since the end of the 2008 which have direct implications for Sovello’s financial position or results of operations.
Under the terms of the syndicated loan agreement, Sovello is required to achieve certain financial and budgetary ratios and to fund a debt servicing reserve account. The financial and budgetary ratios were not achieved in certain cases as at December 31, 2008. The debt servicing reserve account has not been funded. This gives rise to a special termination right on the part of the banking syndicate for all bank loans. The banking syndicate has issued a letter dated December 23/29, 2008, waiving exercise of the termination right, and the right to require funding of the debt servicing reserve account, until February 15, 2009. Negotiations on the new version of the syndicated loan agreement are to be completed by that date. The Management Board believes that these negotiations will have a positive outcome. The future existence of the Company will shortly be endangered if, contrary to the Management Board’s expectations, no agreement is reached with the banking syndicate and the special termination right is exercised.
4.13. Authorization for issue
The Board of Management prepared the annual financial statements on January 30, 2009 and thereby authorized them for issuance for the purposes of IAS 10.

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Bitterfeld-Wolfen, January 30, 2009
Sovello AG
The Board of Management

signed	signed
Dr. Theodor Scheidegger	Hans-Jörg Axmann
Chief Executive Officer	Chief Technology Officer

signed	signed
Jörg Baumheuer	Christian Langen
Chief Operating Officer	Chief Marketing and Sales Officer

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